                                                                  EXHIBIT 99(ii)









                         HAMILTON BEACH/PROCTOR-SILEX, INC.,
                         AND SUBSIDIARIES

                         CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1993 AND 1992,
                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Hamilton Beach/Proctor-Silex, Inc.:

We have audited the accompanying consolidated balance sheets of Hamilton Beach/Proctor-Silex, Inc. (a Delaware Corporation), and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Beach/Proctor-Silex, Inc., and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As explained in notes 1 and 9 to the consolidated financial statements, in accordance with the implementation provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has given retroactive effect to the change in accounting for income taxes.

                                                 Arthur Andersen & Co.


Richmond, Virginia,
  January 27, 1994

                       THIS PAGE LEFT BLANK INTENTIONALLY

                       HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIDIARIES


                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1992
                             (Dollars in Thousands)


                                     ASSETS



                                                  1993              1992
                                                --------          --------
CURRENT ASSETS:
        Cash and cash equivalents               $  2,673          $  7,879
        Accounts receivable, net                  79,247            69,444
        Inventories, net                          51,781            51,444
        Deferred income taxes                      1,578               739
        Prepaid expenses and other                 6,545             6,682
                                                --------          --------
                Total current assets             141,824           136,188


PROPERTY, PLANT AND EQUIPMENT, net                52,781            52,036


DEFERRED CHARGES AND INTANGIBLE ASSETS, net      102,599           107,013


DEFERRED INCOME TAXES                              3,051             1,490


OTHER ASSETS                                          36                31
                                                --------          --------
                Total assets                    $300,291          $296,758
                                                ========          ========

                       HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1992
                             (Dollars in Thousands)


                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                                                 1993             1992
                                                                               --------        ---------
CURRENT LIABILITIES:
         Revolving credit agreements                                           $ 11,325        $   7,075
         Current maturity of other long-term obligations                         10,068            9,736
         Accounts payable                                                        35,117           32,769
         Other current liabilities                                               27,272           28,925
                                                                               --------        ---------
                 Total current liabilities                                       83,782           78,505
                                                                               --------        ---------
OTHER LIABILITIES                                                                12,179            9,709
                                                                               --------        ---------
LONG-TERM OBLIGATIONS:
         Revolving credit agreements                                            37,000           28,000
         Notes payable                                                           28,145           38,145
         Capital leases                                                             625              643
                                                                               --------        ---------
                 Total long-term obligations                                     65,770           66,788
                                                                               --------        ---------

STOCKHOLDER'S EQUITY:
         Common stock and paid-in capital, 100 shares
           authorized, issued and outstanding at $0.01
           par value                                                            149,268          149,268
         Retained deficit                                                        (7,085)          (6,113)
         Minimum pension liability                                               (2,265)            (437)
         Cumulative translation adjustment                                       (1,358)            (962)
                                                                               --------        ---------
                 Total stockholder's equity                                     138,560          141,756
                                                                               --------        ---------
                 Total liabilities and stockholder's equity                    $300,291         $296,758
                                                                               ========         ========

                 The accompanying notes are an integral part of
                       these consolidated balance sheets.

                       HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                             (Dollars in Thousands)





                                                                       1993             1992
                                                                     --------         --------
Net sales                                                            $356,332         $358,575

Cost of sales                                                         312,332          308,162
                                                                     --------         --------
                 Gross profit                                          44,000           50,413

Selling, administrative and general expenses                           28,899           27,719
                                                                     --------         --------
                 Operating profit                                      15,101           22,694

Other income (expense):
         Interest                                                      (6,570)          (6,845)
         Amortization                                                  (4,408)          (5,123)
         Other, net                                                    (4,102)              36
                                                                     --------         --------
                 Income before income taxes                                21           10,762

Provision for income taxes                                                993            5,377
                                                                     --------         --------
                 Net (loss) income                                   $   (972)        $  5,385
                                                                     ========         ========


The accompanying notes are an integral part of these consolidated statements.

                       HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                       FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                        (Dollars in Thousands, Other Than Par Value)



                                                                Common
                                          Common Stock           Stock
                                      --------------------        and                   Minimum    Cumulative       Total
                                         Shares         Par     Paid-in     Retained    Pension    Translation   Stockholder's
                                      Outstanding      Value    Capital      Deficit   Liability   Adjustment       Equity
                                      -----------      -----    -------     -------    ---------   ------------  --------------
BALANCES, December 31, 1991              100            $1      $149,268    $(11,498)  $  -        $      (11)   $137,759

  Minimum pension liability               -             -          -            -         (437)          -           (437)
  Net income                              -             -          -           5,385     -               -          5,385
  Translation adjustment                  -             -          -            -        -               (951)       (951)
                                         ---            --      --------    --------   -------     ----------    --------
BALANCES, December 31, 1992              100            1        149,268      (6,113)     (437)          (962)    141,756

  Minimum pension liability               -             -          -            -       (1,828)          -         (1,828)
  Net loss                                -             -          -            (972)     -              -           (972)
  Translation adjustment                  -             -          -            -         -              (396)       (396)
                                         ---            --      --------    --------   -------     ----------    --------
BALANCES, December 31, 1993              100            $1      $149,268    $ (7,085)  $(2,265)    $   (1,358)   $138,560
                                         ===            ==      ========    ========   =======     ==========    ========

  The accompanying notes are an integral part of these consolidated statements.

                       HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                             (Dollars in Thousands)





                                                                              1993             1992
                                                                            --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                                         $    (972)       $   5,385
   Adjustments to reconcile net (loss) income to net
    cash provided by operating activities -
      Depreciation                                                             10,857           10,157
      Loss (gain) on disposal of fixed assets                                     274              (16)
      Amortization                                                              4,408            5,123
   Changes in assets and liabilities -
         (Increase) decrease in:
           Deferred income taxes                                               (2,400)           1,749
           Accounts receivable, net                                            (9,803)           9,493
           Inventories, net                                                      (337)          (5,128)
           Prepaid expenses and other                                             137            2,237
           Other assets                                                            (5)             138
         Increase (decrease) in:
           Accounts payable                                                     2,348            1,463
           Other liabilities                                                     (867)          (3,784)
                                                                            ---------        ---------
                 Net cash provided by operating activities                      3,640           26,817
                                                                            ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                        (12,240)         (10,771)
  Proceeds from sale of fixed assets                                              228              154
  Other, net                                                                     -                (101)
                                                                            ---------        ---------
                 Net cash used in investing activities                        (12,012)         (10,718)
                                                                            ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Reduction of long-term obligations and revolving
    credit agreements                                                         (39,842)         (88,095)
  Borrowings under long-term obligations and revolving
    credit agreements                                                          43,404           74,381
                                                                            ---------        ---------
  Net cash provided by (used in) financing activities                           3,562          (13,714)
                                                                            ---------        ---------
  Effect of exchange rate changes on cash                                        (396)            (951)
                                                                            ---------        ---------
  Net (decrease) increase in cash and cash equivalents                         (5,206)           1,434

CASH AND CASH EQUIVALENTS, beginning of year                                    7,879            6,445
                                                                            ---------        ---------
CASH AND CASH EQUIVALENTS, end of year                                      $   2,673        $   7,879
                                                                            =========        =========

The accompanying notes are an integral part of these consolidated statements.

                      HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                             (Dollars in Thousands)


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization and Business

Hamilton Beach/Proctor-Silex, Inc. (the "Company"), designs, manufactures and sells small consumer electric appliances. The Company is a wholly owned subsidiary of HB/PS Holdings, Inc. HB/PS Holdings, Inc. is owned 80 percent by NACCO Industries, Inc. ("NACCO"), and 20 percent owned by Glen Dimplex.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less.

Inventories, net

Inventories are stated at the lower of cost or market. Cost has been determined by the last-in, first-out ("LIFO") method for substantially all inventories accounted for in the United States and under the first-in, first-out method for all other inventories.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. All property, plant and equipment is depreciated on a straight-line basis over estimated useful lives of 40 years for buildings and 4 to 16 years for machinery and equipment. Assets recorded under capital leases and leasehold improvements are amortized over the lesser of their estimated useful lives or remaining lease terms on a straight-line basis.

Goodwill

Goodwill is being amortized on a straight-line basis over 40 years. The Company continually evaluates whether events and circumstances have occurred subsequent to its acquisitions that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the Company's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

Product Development Costs

Costs associated with the development of new products and changes to existing products are charged to operations as incurred. These costs amounted to $2,706 and $2,467 for 1993 and 1992, respectively.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expense items are translated at average rates for the period. Translation gains and losses are reported as a component of stockholders' equity.

Financial Instruments

The fair market value of the Company's financial instruments approximates their carrying values as of December 31, 1993. Fair market values are determined through information obtained from quoted market sources, where available, and management estimates.

Accounting Change

The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), effective January 1, 1993, and has elected to retroactively apply its provisions to January 1, 1989, as permitted by this standard. Accordingly, retained earnings and goodwill have been adjusted as of December 31, 1991, to reflect the cumulative impact of applying this standard. The decrease to December 31, 1991, retained earnings of $1,396 consists of the cumulative effect of this change in accounting method at January 1, 1989, and the impact on previously reported net income for the years ended December 31, 1989, 1990, and 1991. The decrease to December 31, 1991 goodwill of $2,258 represents the cumulative impact of SFAS 109 on purchase accounting for the acquisition of Hamilton Beach, Inc. as of December 31, 1991. In addition, certain other assets and liabilities have been adjusted from their net-of-tax amounts to their gross, pretax balances as required by SFAS 109.

For the year ended December 31, 1992, adoption of SFAS 109 reduced income before income taxes by $1,035, primarily due to increased depreciation and amortization expense as a result of the requirement, under SFAS 109, to report assets acquired at their pretax amounts. Net income was reduced in total by $267 due primarily to the reversal of acquired state net operating losses as required by SFAS 109.

Reclassifications

Certain amounts in the 1992 financial statements have been reclassified to conform to the current year's presentation.

2. MERGER:

On October 11, 1990, Hamilton Beach, Inc., and Proctor-Silex, Inc., merged to form Hamilton Beach/Proctor-Silex, Inc. (the "Merger"). Hamilton Beach, Inc., remained as the surviving legal entity subsequent to the Merger. For financial reporting purposes, this transaction has been accounted for as a purchase of Hamilton Beach, Inc., by Proctor-Silex, Inc. Accordingly, the purchase price was allocated to the assets and liabilities of Hamilton Beach, Inc., based on their estimated fair value at acquisition date. Such allocations were made based on valuations or other studies. The excess of the consideration paid over the estimated fair value of net assets acquired, in the amount of $50,152, as adjusted (see Note 1), has been recorded as goodwill to be amortized on a straight-line basis over 40 years. Certain of the assets acquired and liabilities assumed are subject to indemnification under the merger agreement. Subsequent to December 31, 1993, all outstanding claims for indemnification under the merger agreement were resolved. The resolution of these matters did not have a material impact on the Company's financial position or results of operations.

3. ACCOUNTS RECEIVABLE, NET:

At December 31, accounts receivable consisted of the following.
                                                                                                 1993             1992
                                                                                               --------         --------
         Accounts receivable                                                                   $85,451          $77,549
         Less -  Allowance for returns, discounts and adjustments                               (5,397)          (7,098)
                 Allowance for doubtful accounts                                                  (807)          (1,007)
                                                                                               -------          -------
         Accounts receivable, net                                                              $79,247          $69,444
                                                                                               =======          =======

4. INVENTORIES, NET:

At December 31, inventories consist of the following.
                                                                                                 1993             1992
                                                                                               --------         --------
         Raw materials                                                                         $11,850          $13,256
         Work in process                                                                         3,462            6,430
         Finished goods                                                                         36,029           31,642
                                                                                               -------          -------
                                                                                                51,341           51,328
         LIFO allowance                                                                            440              116
                                                                                               -------          -------
         Inventories, net                                                                      $51,781          $51,444
                                                                                               =======          =======

As a result of declining prices and liquidation of certain LIFO inventories, operating profit increased $324 for 1993 and $364 for 1992. The cost of inventories stated under the LIFO method was 90 and 93 percent of the value of total inventories at December 31, 1993 and 1992, respectively.

5. PROPERTY, PLANT AND EQUIPMENT, NET:

At December 31, property, plant and equipment (including capital leases) includes the following.

                                                                                                1993             1992
                                                                                              --------         --------
         Land, buildings and improvements                                                      $16,071          $15,134
         Machinery and equipment                                                                76,982           65,709
         Construction work in process                                                            1,756            5,228
                                                                                               -------          -------
                                                                                                94,809           86,071
         Less-   Accumulated depreciation and amortization                                     (42,028)         (34,035)
                                                                                               -------          -------
         Property, plant and equipment, net                                                    $52,781          $52,036
                                                                                               =======          =======

6. DEFERRED CHARGES AND INTANGIBLE ASSETS, NET:

Goodwill amounted to $100,082 at December 31, 1993, net of accumulated amortization and is being amortized over 40 years on a straight-line basis. Amortization expense amounted to $2,827 and $2,947 for 1993 and 1992, respectively. Patents, trademarks, and other at December 31, 1993, amounted to $693, net of accumulated amortization, and are being amortized on a straight-line basis over their remaining lives. Total amortization for 1993 and 1992, amounted to $437 and $402, respectively. Deferred financing costs at December 31, 1993, amounted to $1,824, net of accumulated amortization, and are being amortized using the effective interest method over the term of the related indebtedness. Amortization expense related to deferred financing costs for 1993 and 1992 was $1,144 and $1,774, respectively.

7. REVOLVING CREDIT AGREEMENTS AND NOTES PAYABLE:

The Company has a bank credit facility (the "Agreement"), which includes a revolving credit line and letter-of-credit facility of up to $95,000 through September 1995, the availability of which is determined based on accounts receivable and inventory levels (as defined in the Agreement), and a $65,000 term note. The Agreement allows borrowings to be made at either (i) the lender's prime rate plus 1.25 percent or (ii) LIBOR plus 2.25 percent. Commitment fees are 0.5 percent of the unused portion of the revolving credit line. The borrowing and commitment fee rates are subject to reductions based upon the Company achieving certain predetermined interest coverage ratios. During 1993, the Company received an average reduction in the borrowing rate of
1.23 and 0.125 percent in the commitment fee rate. The Agreement includes certain covenants containing, among other things, maintenance of defined levels of working capital and net worth and restrictions on interest coverage, capital expenditures, incurrence of debt, and dividend payments.

The Agreement is secured by substantially all of the Company's assets. At December 31, 1993, the Company was in compliance with all financial covenants of the Agreement. The Company also has in place a master borrowing note, which is secured through and subject to the Agreement and which allows for borrowings of up to $8,000 on a daily basis.

During 1993 and 1992, total average borrowings outstanding under the revolving credit agreements and master borrowing note were $56,620 and $47,627 at a weighted-average interest rate of 5.84 and 5.52 percent, respectively. Maximum borrowings under the revolving credit agreements and master borrowing note during 1993 and 1992 were $80,983 and $68,660, respectively. In addition, at December 31, 1993 and 1992, outstanding obligations under letters of credit were $5,450 and $6,631, respectively.

At the option of Housewares Holding Company ("Housewares"), a wholly owned subsidiary of NACCO, the Company may, subject to certain terms and conditions of the Agreement, borrow up to $35,000 from Housewares. No borrowings were outstanding during 1993 or 1992.

The next installment of $10,000 under the term note is required to be paid by the Company on March 1, 1994. In addition, a portion of annual excess cash flow (as defined in the Agreement) must be used to prepay the term note. Accordingly, the Company prepaid $4,652 of the 1997 installment in the first quarter 1993. No such prepayment is required as of December 31, 1993. In addition, the Company prepaid $4,718 of the 1997 installment and $2,000 of the 1993 installment in March 1992 and $5,000 of the 1997 installment in September 1992, pursuant to this Agreement.

Notes payable of $38,145 are subject to the same terms, conditions, and interest rates as those in the Agreement. These notes are payable in annual installments as follows: 1994 - $10,000; 1995 - $12,500; 1996 - $15,000; 1997
- - $645.

The Company had various interest rate swap agreements in effect during 1993 and 1992. These agreements provided protection against significant increases in interest rates for a significant portion of the Company's floating rate debt. The Company continues to evaluate its exposure related to floating rate debt on an ongoing basis.

8. LEASES:

The Company leases certain facilities under noncancelable leases expiring at various dates through 2021.

Property under capital leases has been recorded as property, plant and equipment in the balance sheet, and the related amortization is included with depreciation expense.  At December 31, property, plant and equipment includes the following amounts relating to capital leases.
                                                                                                 1993             1992
                                                                                               --------         --------
         Buildings                                                                              $9,199           $9,199
         Less-   Accumulated amortization                                                       (2,787)          (2,294)
                                                                                                ------           ------
                                                                                                $6,412           $6,905
                                                                                                ======           ======

Future minimum lease payments for capital leases as of December 31, 1993, are as follows: 1994 - $126; 1995 - $126; 1996 - $114; 1997 - $103; 1998 - $77;
and thereafter - $904, and have a net present value of $693.

Future minimum lease payments for operating leases are as follows: 1994 - $3,587; 1995 - $2,742; 1996 - $2,279; 1997 - $1,512; 1998 - $1,292; and
thereafter - $2,846.

Rental expenses for operating leases amounted to $4,526 and $4,145 for 1993 and 1992, respectively.

9. INCOME TAXES:

As discussed in Note 1, the Company adopted SFAS 109 in 1993 and has retroactively applied its provisions to January 1, 1989. SFAS 109 requires, among other things, the measurement of deferred tax assets or liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate. Deferred income tax expense or benefit is based on the changes in the assets or liabilities from period to period. The prior method of accounting for income taxes measured deferred income tax expense or benefit based on timing differences between the recording of income and expenses for financial reporting purposes and for purposes of filing Federal income tax returns at income tax rates in effect when the differences arose.

The Company is included in the consolidated Federal income tax return filed by NACCO. The Company's tax sharing agreement with NACCO provides that Federal income taxes are computed by the Company on a separate return basis, except that net operating loss and tax credit carryovers which benefit the consolidated tax return are advanced to the Company and are repaid as utilized on a separate return basis. To the extent that these loss carryovers are not used on a separate return basis, the Company is required under conditions pursuant to the tax sharing agreement to refund to NACCO the balance of carryovers advanced and not used by the Company.

The provision for income taxes consists of the following amounts.
                                                                                                1993             1992
                                                                                              --------         --------
         Current:
           Federal                                                                             $   793           $2,375
           State                                                                                    67               64
           Foreign                                                                               1,034              941
                                                                                               -------           ------
                 Total current provision                                                         1,894            3,380
                                                                                               -------           ------
         Deferred:
           Federal                                                                                (912)           1,474
           State                                                                                   (27)             637
           Foreign                                                                                  38             (114)
                                                                                               -------           ------
                 Total deferred (benefit) provision                                               (901)           1,997
                                                                                               -------           ------
                 Total provision for income taxes                                              $   993           $5,377
                                                                                               =======           ======

A reconciliation of Federal statutory and effective income tax follows.
                                                                                                 1993             1992
                                                                                               --------         --------
         Statutory taxes at 35% in 1993 and 34% in 1992                                        $     8           $3,659
         Effect of:
           State taxes                                                                              34              463
           Foreign taxes                                                                           322              262
           Acquisition accounting adjustments                                                      989              997
           Change in statutory rates                                                             (200)              -
           Other                                                                                 (160)               (4)
                                                                                               -------           ------
           Provision for taxes                                                                 $   993           $5,377
                                                                                               -------           ------
         Effective rate                                                                           *                  50%
                                                                                               =======           ======

         * - not meaningful

A summary of the deferred tax assets and (liabilities) which comprise the net deferred tax balances in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities are as follows:
                                                                                                 1993             1992
                                                                                               --------         --------
         Deferred tax liabilities:
           Advertising, sales, and inventory related reserves                                  $ (3,433)        $ (3,100)
           Accelerated depreciation                                                              (6,763)          (8,254)
                                                                                                -------          -------
                 Total deferred tax liabilities                                                 (10,196)         (11,354)
                                                                                                -------          -------

         Deferred tax assets:
           Employee benefits                                                                      3,270            1,858
           Plant restructuring reserve                                                              530            1,153
           Environmental reserve                                                                  2,467            2,509
           Product liability reserve                                                              1,488            1,611
           Net operating loss carryover                                                           5,546            5,928
           Other                                                                                  1,524              524
                                                                                                -------          -------
                 Total deferred tax assets                                                       14,825           13,583
                                                                                                -------          -------
                 Net deferred tax assets                                                        $ 4,629          $ 2,229
                                                                                                =======          =======

The Company has no valuation allowances as of December 31, 1993 and 1992. As of December 31, 1993, the Company had state net operating loss carryovers available for use on future returns of approximately $20,347. The Company also had Federal net operating loss carryovers of approximately $13,249 at December 31, 1993, related to Hamilton Beach, Inc. For Federal tax purposes, the utilization of acquired net operating loss carryovers is limited to $1,953 on an annual basis, with any unused limitation available for carryover to subsequent years. The Company utilized $1,953 of the Federal net operating loss carryovers related to Hamilton Beach, Inc., in 1993. Federal carryovers are scheduled to expire in the years 2000 to 2004, and state carryovers will expire in the years 1994 to 2004.

No provision has been made for Federal income taxes on undistributed earnings of foreign subsidiaries of approximately $10,102 as of December 31, 1993, as any future remittances are expected to be substantially tax free.

10. RETIREMENT BENEFIT PLANS:

The Company sponsors a defined benefit plan, the Hamilton Beach/Proctor-Silex, Inc., Profit Sharing Retirement Plan (the "Plan"). All full-time hourly and salaried U.S. employees are eligible to participate in the Plan. The Plan provides that participants accrue benefits annually based on age and annual earnings. Upon retirement, participants will receive their account balance under the Plan plus all frozen accrued benefits earned under previous benefit plans. Benefits will be paid upon retirement at age 65 or at age 55 if the employee has at least ten years of service. Participants become fully vested after five years of service. The Company's funding policy is to contribute each year an amount which satisfies the minimum required contribution but does not exceed the maximum tax deductible contribution. Also, the Company may make additional contributions to the Plan, dependent upon the Company achieving certain profit and performance objectives. The Company contributed $1,043 to the Plan for the plan year ended December 31, 1993. Assets held by the Plan consist mainly of common stocks, corporate and government bonds, and cash and cash equivalents.

The details of the components of net pension expense for the years ended December 31, 1993 and 1992 are as follows.
                                                                                                 1993             1992
                                                                                               --------         --------
         Service cost                                                                           $1,167           $1,147
         Interest cost on projected benefit obligation                                           2,208            2,115
         Actual return on assets                                                                (1,730)          (1,984)
         Net amortization and deferral                                                            (500)            (171)
                                                                                                ------           ------
                 Net pension expense                                                            $1,145           $1,107
                                                                                                ======           ======

Actuarial factors used in accounting for the Plan as of December 31, 1993 and 1992, are as follows.
                                                                                                 1993             1992
                                                                                               --------         --------
         Weighted-average discount rate                                                          7.50%            8.25%

         Long-term rate of return on assets                                                      9.00%            9.00%

         Rates of increase in compensation levels:
               Salaried                                                                          4.75%            5.50%
               Hourly                                                                            4.00%            4.50%

The funded status of the Plan and amounts recognized in the Company's consolidated balance sheets as of December 31, 1993 and 1992, are as follows.
                                                                                                 1993             1992
                                                                                               --------         --------
         Actuarial present value of benefit obligation:
           Vested accumulated benefit obligation                                               $28,175          $24,833
           Nonvested accumulated benefit obligation                                              1,604            1,204
                                                                                               -------          -------
                 Total accumulated benefit obligation                                           29,779           26,037

           Value of future salary projections                                                      437              271
                                                                                               -------          -------
                 Total projected benefit obligation                                             30,216           26,308

           Fair value of plan assets                                                            25,570           25,079
                                                                                               -------          -------
           Projected benefit obligation in excess of plan assets                                (4,646)          (1,229)
           Unrecognized net transition asset                                                        (8)              (9)
           Unrecognized net loss                                                                 3,916              499
           Unrecognized prior service cost                                                          66               71
           Unrecognized basis change                                                               (23)             -
           Additional minimum liability                                                         (3,719)            (478)
                                                                                               -------          -------
                 Pension liability recognized in balance sheet
                   at December 31, 1993 and 1992                                               $(4,414)         $(1,146)
                                                                                               =======          =======

Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions" ("SFAS 87"), requires the Company to recognize a minimum pension liability equal to the unfunded accumulated benefit obligation ("ABO"). At December 31, 1993 and 1992, the cumulative unfunded ABO was $4,414 and $1,146, respectively. The Company recorded an adjustment which recognized an additional minimum liability equal to the unfunded ABO. In accordance with SFAS 87, the portion of the unfunded ABO in excess of unrecognized prior service cost was charged directly to shareholder's equity and is separately presented in the consolidated statements of changes in stockholder's equity.

The Company also has a defined contribution retirement savings plan covering substantially all of its full-time employees. Prior to 1992, the Company matched annually a defined percentage of the employee contributions based on the Company's net profits, as defined in the related plan agreement. Effective January 1, 1992, the Company no longer matches employee contributions to this plan.

The Company provides retirement health care for all retirees who retired prior to October 1, 1992. In addition, the Company provides life insurance benefits to all retirees who retired prior to October 1, 1992, assuming they reached certain age and service requirements while working for the Company.

11. POSTEMPLOYMENT BENEFIT PLANS:

In November 1992, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," was issued. The Company will be required to adopt this new method of accounting for benefits paid to former or inactive employees after employment but before retirement no later than 1994. This new standard requires, among other things, that the expected costs of these benefits be recognized when they are earned or become payable when certain conditions are met rather than the current method which recognizes these costs when they are paid. The Company does not expect this standard to materially impact its financial condition or results of operations when it is adopted.

12. RELATED-PARTY TRANSACTIONS:

The Company sells merchandise to The Kitchen Collection, Inc. ("Kitchen Collection"), a wholly owned subsidiary of Housewares. The Company's sales to Kitchen Collection were $5,223 and $4,063, respectively, for 1993 and 1992. Accounts receivable due from Kitchen Collection at December 31, 1993 and 1992, amounted to $1,014 and $212, respectively, and are included in accounts receivable.

NACCO incurs certain administrative and other expenses directly related to the operation of the Company. These expenses are reimbursed to NACCO. The Company expensed and paid $763 and $545 of these administrative expenses to NACCO in 1993 and 1992, respectively. The related payable to NACCO was $82 and $57 at December 31, 1993 and 1992, respectively.

13. CONTINGENCIES:

In July 1992, an action alleging patent infringement was commenced against the Company. In this action, the plaintiff alleged that the Company had infringed on a U.S. patent. In August 1993, the Company reached an agreement settling this action. The settlement amount has been accrued and recorded in 1993 and is reflected as other expense in the consolidated statements of operations.

The Company has been named as a defendant in other actions involving claims of personal injury, damage to property, product liability and various other legal proceedings generally incidental to the Company's business. Management believes the Company has meritorious defenses and will vigorously defend these actions. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that such proceedings will have a material adverse effect upon the financial condition of the Company.

14. INDUSTRY SEGMENT AND FOREIGN OPERATIONS:

The Company designs, manufactures and sells small consumer electric appliances. Net sales to one major customer totaled 14.3 percent in 1993 and 12.2 percent in 1992.

The following table presents sales, operating profit and other financial information by geographic area for 1993 and 1992.

                                        United States    Canada           Eliminations       Consolidated
                                        -------------    -------          ------------       ------------
1993:
    Net sales                              $315,631      $40,701            $   -              $356,332
    Sales and transfers
         between geographic
         areas                               36,228         -                (36,228)              -
    Operating profit                         13,165        2,294                (358)            15,101
    Depreciation                             10,770           87                -                10,857
    Identifiable assets                     286,705       15,085              (1,499)           300,291
    Capital expenditures                     12,224           16                -                12,240

1992:
    Net sales                              $320,863      $37,712             $  -              $358,575
    Sales and transfers
         between geographic
         areas                               31,224         -                (31,224)              -
    Operating profit                         20,615        2,149                 (70)            22,694
    Depreciation                             10,031          126                -                10,157
    Identifiable assets                     279,404       18,926              (1,572)           296,758
    Capital expenditures                     10,710           61                -                10,771

Products are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. Identifiable assets are those assets identified with the operations in each geographic area at year-end. All deferred charges and intangible assets are attributed to the United States.

Eliminations include amounts for intercompany sales, intercompany profits in inventory, and intercompany investments.

15. SUPPLEMENTAL CASH FLOW INFORMATION:

Cash payments (receipts) during 1993 and 1992, included interest of $6,865 and $6,315 and income taxes of $2,360 and $(2,694), respectively.